Exhibit 1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Signs Supply Agreement with China Nuclear Energy Industry Corporation
Saskatoon, Saskatchewan, Canada, June 24, 2010 . . . . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) announced today it has signed an agreement with China Nuclear Energy Industry Corporation (CNEIC), a wholly-owned subsidiary of China National Nuclear Corporation (CNNC), to supply approximately 23 million pounds of uranium concentrate under a long-term agreement through 2020.
CNNC, currently China’s largest nuclear generator, operates seven reactors with 5,100 megawatts (MW) capacity and has 10 reactors under construction totalling 9,100 MW capacity. By 2020, CNNC expects to be one of the world’s leading nuclear power companies.
“This is Cameco’s first long-term uranium supply agreement with a major Chinese nuclear utility,” said Jerry Grandey, Cameco’s CEO. “The agreement indicates clearly that we intend to be very active in the world’s fastest growing uranium market.”
Reports from China indicate the country plans to increase its nuclear capacity from the current 9 gigawatts (GW) to at least 70 GW by 2020. A further increase to 120-160 GW or more is planned by 2030.
“The rapid expansion of nuclear capacity in China demonstrates the excellent prospects for nuclear energy and the solid underpinning of our plan to double uranium production by 2018,” Grandey added.
The agreement with CNEIC is subject to Chinese government approval. CNEIC conducts nuclear imports and exports and produces and markets uranium ores in China.
China National Nuclear Corporation profile
CNNC is China’s largest nuclear generator and is active in all aspects of the fuel cycle in China from uranium exploration and mining through to reactor design and construction. The state-owned enterprise has been operating for nearly 50 years and is comprised of more than 100 subsidiary companies and institutes.
Cameco profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
Caution Regarding Forward-looking Information and Statements
Our plan to double uranium production by 2018 is considered to be forward-looking information and statements under Canadian and US securities laws. This plan is based upon a number of material assumptions, and its achievement is subject to a number of material risks, which are discussed in our annual MD&A, including under the headings “Our Strategy” and “About forward-looking information”. We will not necessarily update this information unless we are required to by securities law.
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